EXHIBIT 99


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News Release     News Release     News Release     News Release     News Release
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                        UNILEVER ANNUAL GENERAL MEETING
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                            All resolutions approved


Rotterdam, 10 May. - The Unilever NV Annual General Meeting today in Rotterdam approved all resolutions put to the meeting.

All continuing directors stood for election and were duly re-elected. These were Patrick Cescau, Kees van der Graaf, Rudy Markham, Antony Burgmans, The Rt. Hon The Lord Brittan of Spennithorne QC, The Rt. Hon The Baroness Chalker of Wallasey, Bertrand Collomb, Professor Wim Dik, Oscar Fanjul, Hilmar Kopper, The Lord Simon of Highbury and Jeroen van der Veer. Ralph Kugler was proposed for election for the first time and was duly elected.

Andre baron van Heemstra, Keki Dadiseth and Clive Butler retired as executive directors at the meeting. Claudio X Gonzalez retired as a non-executive director at the meeting.

On  Wednesday,  11 May  Unilever  PLC will hold its  Annual  General  Meeting in
London.

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2005